American Eli Truck Network



American Eli Truck Network provides prompt and reliable Full Truck Load (FTL) Freight Transportation Services for Owner Operators, manufacturers, distributors, and businesses requiring seamless and efficient interstate freight transportation. Trucking is the lifeblood of the U.S. economy, perhaps no other industry touches so many sectors of the American economy. Without trucking, the economy would grind to a halt. Recognizing its vital and pervasive essence in American commerce, American Eli Truck Network was formed to deliver freight exceptionally and attract, train, and support the very drivers who make this critical industry possible.



Progress: 0 %

Funding Raised

$0

Funding Goal

$10,000-$124,000

Days Remaining

Closed

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Business Description

A Network for all who seek a path of progress and purpose,

The open road holds more than just miles; it's a canvas for innovation and a conduit for transformation. "The Roads Built America". American Eli Truck Network (AETN) is not just a fleet of trucks that deliver freight from point A to point B;

At AETN, our wheels move more than freight; they drive change. Our purpose goes beyond safe, efficient, and reliable transportation. It resonates with the heartbeat of our drivers – the unsung heroes of the highway. Our commitment to DRIVER satisfaction is etched into every mile, every decision, and every innovation we embrace.

We're not content with the status quo; we pioneer the art of staying ahead. Our journey is one of continuous evolution, driven by cutting-edge solutions that empower our drivers to meet and exceed evolving customer expectations. But that's not all. Our drive extends beyond the road; it's woven into our very fabric. Our unique approach to driver recruitment – second chance hiring – speaks volumes about who we are.

Recognizing the importance of Driver satisfaction, AETN has developed a Training solution that addresses emerging trends in the industry. The Company's proposed solution revolves around implementing a Just in Time (JIT) Driver management and automation program. By automating various manual steps in the Hiring/Onboarding Process of CDL-A Drivers, AETN streamlines operations, enabling faster and more efficient and comprehensive drivers. The logistics solution offered by AETN seamlessly integrates with a wide range of user difficulty levels. This compatibility allows drivers to leverage the benefits of improved productivity throughout the entire sales cycle.

We believe in the power of opportunity, in lifting those who have faced challenges and paving their path to success. Together we will shape an industry where every story matters, where diversity strengthens our resolve.

Your journey and ours, they converge here.

As you embark on this tale of evolution, know that your partnership holds the power to forge an industry that's more than a profession; it's a testament to unity, progress, and the boundless potential of the human spirit.



Security Type:

Convertible Note

Valuation Cap

$15,000,000

Annual Interest Rate

$6

Discount Rate

20%

Maturity Date

April 25, 2026

Post Money Valuation:

0

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

April 25, 2024

Minimum Investment Amount:

$0

Target Offering Range:

$10,000-$124,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

[Form C Submission]



Problem

AETN is an established interstate trucking fleet that focuses on providing safe and efficient freight transportation services. However, the trucking industry in the United States is currently grappling with a severe shortage of truck drivers, which is adding to the challenges of attracting and retaining drivers throughout the industry.

This shortage is further exacerbated by various issues within the fragmented trucking industry, including driver compensation concerns and supply chain disruptions. Moreover, there is a lack of comprehensive support services available to truck drivers, hindering their ability to transition into owner operators and impacting driver retention rates.

Truck Driver Shortage: The United States is experiencing a severe shortage of qualified truck drivers, resulting in a limited pool of available talent for the industry and it is a problem for the drivers as well. This shortage affects the industry's ability to meet the increasing demand for freight transportation services.

Driver Compensation Challenges: The fragmented nature of the trucking industry has led to inconsistencies in driver compensation practices. Many truck drivers face difficulties in earning fair and competitive wages, which can contribute to job dissatisfaction and high turnover rates. AETN main focus is on the drivers.

Supply Chain Disruptions: The trucking industry is highly interconnected with the broader supply chain ecosystem. Disruptions such as weather events, infrastructure challenges, and economic fluctuations can significantly impact the smooth flow of freight transportation operations. These disruptions pose risks to AETN's service reliability and customer satisfaction.

Lack of Comprehensive Support Services: Currently, there is a notable gap in the trucking industry when it comes to providing full support services to truck drivers. This includes comprehensive training programs, guidance on business formation, and support for drivers to transition into owner operators. The absence of such services limits drivers' career growth opportunities and inhibits their ability to achieve financial independence.



Solution

The Soul (Driver's) of interstate trucking faces its share of challenges, but within these challenges lie boundless opportunities. American Eli Truck Network emerges as a steadfast solution, poised to revolutionize freight transportation while championing a cause close to our hearts.

In a world hungry for trust and reliability, AETN steps forth as the beacon of a new era. Our ethos is rooted in unwavering DRIVER-centricity, rendering us more than just a trucking company – With a dynamic fusion of innovation and opportunity, AETN redefines the realm of interstate Full Truckload (FTL) freight transportation. We are reinvigorating the industry landscape, setting a new standard by welcoming and nurturing a fresh wave of impassioned drivers.

Behind every statistic is a human story. Over 600,000 citizens reenter civilian life from prison each year. Harnessing this vast reservoir of untapped talent. Our vision extends beyond the road; it empowers motivated individuals to leverage their own productivity. In this unique symphony of empowerment, AETN addresses the driver shortage, fuels the economic engine, and extends a hand to those seeking a second chance.



Business Model

What American Eli Truck Network Does:

The adage holds true: "if you bought it, a truck brought it." Indeed, trucking courses through the veins of the U.S. economy, a lifeline to myriad sectors. AETN acknowledges this undeniable symbiosis and crafts a pathway for its sustainability. The essence of American commerce finds its driving force in the very drivers we attract, train, and support.

● AETN will provide regional and long-haul full truckloads for any industry, and distribution of manufactured goods to distribution centers.

● AETN hauls loads from coast to coast, and to all 48 continental U.S. states.

● AETN handles all freight with the utmost care.

● AETN is proud to address unemployment and the truck driver shortage through second chance hiring.

● AETN gets contracts directly from brokers, shippers, receivers and manufacturers.

● AETN utilizes the most sophisticated software for the most efficient logistics and seamless transfer of goods.

● AETN customers are typically industry traders, suppliers, wholesalers, and dealers.

The primary target market for the products or services that are being offered by American Eli Truck Network will be large distributors of manufactured goods, suppliers, wholesalers, and dealers.

The manufacturing sector's substantial transformations, including restructured trade barriers, increased outsourcing of transportation, and advanced inventory management practices, have intensified the demand for general freight trucking services. These changes necessitate a responsive and efficient logistics network to ensure timely deliveries, highlighting the crucial role of freight trucking in meeting the evolving needs of modern manufacturing.



Market Projection

American Eli Truck Network (AETN) is poised to harness the surging tides of the Long-Distance Freight Trucking industry. Backed by a steadfast commitment to driver satisfaction, innovative solutions, and inclusive practices, AETN is positioned for dynamic growth in the coming years.

As the United States economy charts a course of recovery and expansion, the demand for trucking services, the lifeblood of AETN's operations, is set to rise in tandem. Trucking revenues will grow 5.4 percent annually between 2018 and 2023 and to top $1 trillion by 2024. Motor carrier revenues will grow at a rate of 4.7 percent through 2028, and total $1.24 trillion by the end of that year. Industry revenue, which exhibited a compelling 5.2% increase in 2021 despite the challenges of the COVID-19 pandemic, is projected to sustain its upward trajectory with a 4.1% growth. These facts along with optimism is emblematic of the industry's resilience and the strategic agility demonstrated by AETN.

Moreover, AETN's pioneering Just in Time (JIT) Driver management and automation program is set to revolutionize the efficiency of operations. By optimizing driver management and enhancing supply chain responsiveness, AETN is poised to meet the evolving demands of clients across a spectrum of proficiency levels.

The confluence of industry trends, AETN's innovative prowess, and its resolute dedication to customer success forms a compelling tapestry of growth. The future beckons, and American Eli Truck Network stands poised to not only navigate but also shape the unfolding narrative of the Long-Distance Freight Trucking industry.



Competition

In the thriving arena of trucking, American Eli Truck Network navigates a landscape brimming with competition, yet it's a landscape that reveals a tremendous amount of opportunity. While American Eli Truck Network does face significant competition in the trucking industry, the industry remains highly fragmented.

Indeed, most of the trucking companies have only one registered truck and one driver. Therefore, there is room for American Eli Truck Network to succeed in this market. The Company's commitment to addressing unemployment and the driver shortage via second-chance hiring, propelled AETN to be extremely well positioned to launch and establish itself as a leading trucking company for full-truck load interstate freight delivery. Despite a highly competitive field, American Eli Truck Network has significant advantages over other carriers in the market.

These competitive advantages include A logistics and supply chain Mangement solution that addresses emerging trends in the industry, The Company's proposed solution revolves around implementing a Just in Time (JIT) Driver management and automation program.; the management team's skills and expertise with logistics and how to move merchandise efficiently; the Company's planned network of maintenance terminals to boost productivity and revenue by lowering maintenance costs; the Company's partnerships with key driving schools to expedite training for CDLA licenses for drivers; This commitment enables AETN to realize tangible improvements.



Traction & Customers

American Eli Truck Network (AETN) has strategically positioned itself to serve a diverse range of customers within the freight transportation industry. AETN's primary audience consists of Driver's, manufacturers, distributors, and businesses requiring seamless and efficient interstate freight transportation. The company's commitment to driver satisfaction and innovative solutions resonates particularly well with clients who prioritize reliable, on-time deliveries and value an inclusive approach to workforce development.

AETN's unique driver recruitment strategy, emphasizing second chance hiring, appeals to socially conscious clients who support inclusive employment practices and appreciate the economic empowerment of individuals seeking a fresh start. This approach not only enhances AETN's driver pool which is currently at over 200 drivers strong but also resonates with businesses looking to partner with companies that embrace diversity and social responsibility.

For clients seeking streamlined and automated logistics solutions, AETN's Just in Time (JIT) Driver management and automation program presents a compelling proposition. Manufacturers and distributors operating in dynamic and time-sensitive markets are drawn to AETN's capability to optimize driver management, reduce delivery lead times, and enhance overall supply chain efficiency. The compatibility of AETN's logistics solution with various user proficiency levels ensures that both tech-savvy and less technologically inclined clients can leverage its benefits, catering to a wide spectrum of customer needs.

The company's dedication to comprehensive training and ongoing support appeals to clients seeking a seamless transition to new logistics solutions. AETN's commitment to facilitating a swift adaptation process and ensuring continuous assistance aligns well with businesses aiming to maximize the advantages of the JIT program without disruptions. This focus on customer success underscores AETN's dedication to delivering not only freight but also unparalleled value and support to its clientele.



Investors

This is the first time AETN has searched for outside funding. To achieve the Company's objectives, American Eli Truck Network is seeking $5,000,000 in total funding. The funding will be utilized in acquiring assets, staffing, operations, and hiring initiatives. American Eli Truck Network's financial model shows consistent growth for the brand over the next five years. By year five, plans call for the Company to achieve $49 million in annual gross revenue, with a net profit of $2.6 million or approximately 5.4%.



Terms

American Eli Truck Network Inc. is offering securities in the form of Convertible Notes with a $15M Valuation Cap, which provides investors the right to Class B Shares of Common Stock in the Company ("Class B Common Stock"), when and if the Company sponsors an equity offering that involves Class B Common Stock, on the standard terms offered to other investors.

Type of Security: Convertible Promissory Notes ("Notes").
Maximum Amount: The maximum amount that can be raised is $124,000.
Maturity Date: 24 months from the Effective Date.
Discount: 20%
Valuation Cap: $15,000,000
Interest Rate: 6.0%

The Convertible Notes provide investors the right to Class B Shares of Common Stock when and if the Company sponsors an equity offering that involves Class B Common Stock, on the standard terms offered to other investors. The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $100. The Company must reach its Target Offering Amount of $10,000 by April 30, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



Christopher Gokool-John
President
Background

Christopher Gokool-John is the founder and owner of American Eli Truck Network. Mr. Gokool-John is a specialist in the trucking industry who specializes in marketing businesses and building social media presence for companies and business owners. He serves as the dispatch manager, head of driver relations, and marketing and sales for the Company. He networks and interacts with customers and potential distributors on established routes, as well as interacting with an established broker base to identify marketing needs. Mr. Gokool-John is a seasoned business professional who is well connected and attuned to the needs of his targeted market. His work ethic and business acumen will be the key drivers that propel this venture towards a position of lasting success.



Clayton John
Vice President of Business Operations
Background

Mr. Clayton John is in charge of recruiting for the Company. Mr. John has managed several businesses over the past 25 years. He specializes in building businesses from the ground up. Indeed, he currently has a waiting list of 85 employees ready to become owner operators for the Company, as well as over 55 students ready to get their CDL-A. licenses, and 60 Employees to drive as company drivers and learn the business model to become owner operators. He has partnered with several schools to train their candidates. Mr. John's experience and expertise will be great assets for AETN.



Max Dmytrov
Head of logistics
Background

Max Dmytrov is head of logistics department at American Eli Truck Network Inc. He started his career in logistics from scratch when he was 21 years old. After a couple years of being a driver, back in 2017, Mr. Dmytrov has started his own business and helped fleet owners to success in trucking. Since then, Mr. Dmytrov gained experience in every aspect of operating a fleet and managing back-office teams and established key contacts with major business providers. Behind the wheel experience helps our head of the logistics department to understand the drivers' needs, make key decisions and keep the fleet profitable."

Legal Company Name	**Incorporation Type**
American Eli Truck Network	**C-Corp**
Location	**State of Incorporation**
16192 Coastal Highway Lewes, Delaware 19958	**DE**
Number of Employees	**Date Founded**
10	**June 23, 2022**